UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number No. 001-35029

ETFS ASIAN GOLD TRUST

(Exact name of registrant as specified in its charter)

c/o ETF Securities USA LLC

48 Wall Street
11th Floor
New York, NY 10005
(212) 918-4954

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

ETFS Physical Asian Gold Shares

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

 Approximate number of holders of record as of the certification or notice date: 34

Pursuant to the requirements of the Securities Exchange Act of 1934 ETFS Asian Gold Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 29, 2015

   ETFS ASIAN GOLD TRUST

   By: ETF SECURITIES USA LLC
   Sponsor of the ETFS Asian Gold Trust

/s/ Graham Tuckwell	(President and Chief Executive Officer)
By: /s/ Christopher Foulds Christopher Foulds (Chief Financial Officer and Treasurer)
Ay [

 Note: In filing this Form 15, ETFS Asian Gold Trust is relying on prior SEC no-action relief under Rule 12h-3 granted to other registrants.